SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the 11th, December 2002

Twin Mining Corporation

            (Translation of Registrant’s Name Into English)

1250 – 155 University Ave., Toronto, Ontario, M5H 3B7

             (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form    20-F__X__

Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______

No___X_____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

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GENERAL  INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described.  The information and documents furnished in this report shall not be deemed to be “filed” for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents Into English.

Reference is made to Rule 12b- 12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  Twin Mining Corporation

                          (Registrant)

Date December 11th, 2002

s.   Hermann Derbuch

Chairman, President & CEO

 Print the name and title of the signing officer under his signature

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     TWIN MINING CORPORATION

        Suite 1250,  155 University Avenue

        Toronto / Ontario      M5H  3B7

        Tel: (416) 777-0013   Fax: (416) 777-0014

        Web-site:www.twinmining.com  E-mail: Info@twinmining.com

Press Release

Twin Mining Appoints Rodney N. Thomas Vice President - Exploration

Toronto, Ontario (December 11, 2002) Hermann Derbuch, P.Eng., Chairman, President and CEO of Twin Mining Corporation (TWG : TSX) is pleased to announce the appointment of Rodney N. Thomas, P. Geol. to the position of Vice President - Exploration, Twin Mining Corporation.

Rod's broad exploration experience, his appreciation of the need for rigorous quality assurance and quality control of exploration programs, and, the importance of working safely, responsibly and effectively has made him Twin Mining's choice for this position. His wealth of arctic exploration experience will serve him well in leading the exploration of Twin Mining's significant diamond projects at Jackson Inlet and at TORNGAT.

Rod holds a B.Sc. (Hons) in Earth Sciences from McGill and a M.Sc. in Mineral Exploration from Queen's University. He has more than 25 years of exploration experience. Rod worked for BHP Minerals for 16 years and was responsible for gold and base metal exploration in Eastern Canada during the period from 1990 to 1997.

Rod will be responsible for the implementation of Twin Mining's exploration program on its’ 100% owned Jackson Inlet Project which due to its size, advantageous location and the fact that kimberlite outcrops at surface, lends itself to a more aggressive exploration plan than is usually followed in diamond exploration. The Freightrain pipe of the Jackson Inlet project has already been sampled, using mini-bulk samples, and has produced in less than 2 years of exploration, 50 carats of gem quality, commercial size diamonds. Rod will also be responsible for exploration on Twin Mining’s 82% owned Atlanta Gold Project in Idaho, U.S.A. which is currently advancing toward feasibility.

Twin Mining is a diamond exploration and gold mine development company with promising, advanced projects in Canada and U.S.A. Twin Mining Corporation is listed on the Toronto Stock Exchange (TWG - TSX) and as 878 341, EDV-Kürzel ATG on the Berlin/Frankfurt OTC Exchange.

For further information contact:                                                                                                                  Tel.: (416) 777-0013

Hermann Derbuch, P.Eng.                                                                                                                            Fax: (416) 777-0014

Chairman, President & CEO                                                                                                                     E-mail: info@twinmining.com